UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

 (Under the Securities Exchange Act of 1934)

Bear Lake Recreation, Inc.

(Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

07383D 20 2

(CUSIP Number)

Leonard W. Burningham, Esq.

2150 South 1300 East, Suite 500

Salt Lake City, UT 84106

(801)-363-7411

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.         NAMES OF REPORTING PERSONS:  KELLY TRIMBLE

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                     (a)  [   ]

                     (b)  [X]

3.         SEC USE ONLY

4.         SOURCE OF FUNDS:  PF

5.         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

                     None; not applicable.

6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States

NUMBER OF SHARES                       7. SOLE VOTING POWER: 308,678 shares.

BENEFICIALLY OWNED                  8. SHARED VOTING POWER: 0 shares.

BY EACH REPORTING PERSON      9. SOLE DISPOSITIVE POWER: 308,678 shares.

                                                          10. SHARED DISPOSITIVE POWER: 0 shares.

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 308,678 directly.

12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.82%

14.       TYPE OF REPORTING PERSON.

IN

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Bear Lake Recreation, Inc., a Nevada corporation (the “Company”), 8867 South Capella Way, Sandy, UT  84093.

Item 2.  Identify and Background.

(a)        Name of Persons Filing.  This Schedule 13D is being filed for Kelly Trimble

(b)        Address: 4685 South Highland Drive, Suite 207, Salt Lake City, UT  84117

(c)        Principal Occupation:  Mr. Trimble is currently self-employed, with his offices located at 4685 South Highland Drive, #207, Salt Lake City, UT 84117.

(d)        During the last five years, Mr. Trimble has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)        During the last five years, Mr. Trimble has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)        United States.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Trimble acquired 247,248 shares at $0.02 for $4.044.96, these shares were acquired pursuant to Stock Purchase Agreement dated April 26, 2017; and these 247,248 shares were also required to be pledged to the Company for a period of 12 months under an Indemnification Escrow Agreement and Indemnification Agreement that was signed in connection with the closing and completion of a Common Stock Purchase Agreement dated and filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2017, and which was closed and completed on April 26, 2017 (the “SPA”).    Mr. Trimble owns 61,430 additional shares of the Company that he acquired in 2008 and 2009.

Item 4.  Purpose of Transaction.

The securities were acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)        Amount Beneficially owned.  As of the date hereof, Kelly Trimble owns 308,678 directly (approximately 8.82% of the Company’s common stock).

(b)        Number of shares as to which such person has:

            Sole power to vote or to direct vote: 308,678 shares.

            Shared power to vote or to direct the vote: 0

            Sole power to dispose or to direct the disposition of: 308,678 shares.

            Shared power to dispose or to direct the disposition of: 0

(c)        On April 26, 2017, Mr. Trimble purchased 247,248 shares of the Company’s common stock from former members of management of the Company, increasing his ownership to 8.82% of the Company.

(d)        None; not applicable.

(e)        None; not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Trimble is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Company except those related to the SPA, copies of which will be filed with the SEC by the Company in its 8-K/A Current Report dated April 26, 2017, and which are referenced herein.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2017                                                      /s/  Kelly Trimble

                                                                                          Kelly Trimble